July 22, 2019

Joseph N. Forkey
Chief Executive Officer
Precision Optics Corporation, Inc.
22 East Broadway
Gardner, MA 01440-3338

       Re: Precision Optics Corporation, Inc.
           Form 10-K for the Fiscal Year Ended June 30, 2018
           Filed September 27, 2018
           File No. 001-10647

Dear Mr. Forkey:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery